Mairs and Power Balanced Fund
N-SAR Item 77(L): Changes in accounting principles and practices
Is incorporated by reference in the Fund's Annual Report 2000 page 14 'Notes to Financial Statements' under Note 6. (see below for excerpt)

NOTES TO FINANCIAL STATEMENTS (continued)
December 31, 2000
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Note 6 -- Change in Accounting Principle. The AICPA Audit and Accounting Guide
          for Investment Companies requires the amortization of premiums and accretion of discounts on debt securities effective for all funds with fiscal years beginning after December 15, 2000. In anticipation of this guidance, the Fund adopted this provision effective January 1, 2000. Prior to January 1, 2000, the Fund did not amortize premiums or accrete discounts on debt securities. The cumulative effect of this accounting change had no impact on total net assets of the Fund, but resulted in a $49,207 increase in cost of securities and a corresponding $49,207 decrease in net unrealized appreciation, based on securities held by the Fund on January 1, 2000. The effect of this change for the year ended December 31, 2000 was to increase net investment income by $13,208, decrease net unrealized appreciation by $13,655, and decrease net realized gains by $447. The statement of changes in net assets and financial highlights for prior periods have not been restated to reflect this change in presentation.